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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                       CCC Information Services Group Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    12487Q109
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement[]. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

CUSIP NO. 12487Q109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Investors Co. XIII - I.D. # 13-3162567

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                         (b)[  ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF         5  SOLE VOTING POWER
SHARES                86,760 Shares
BENEFICIALLY      6  SHARED VOTING POWER
OWNED BY              -----
EACH              7  SOLE DISPOSITIVE POWER
REPORTING             86,760 Shares
PERSON WITH       8  SHARED DISPOSITIVE POWER
                      -----

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         86,760 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.4%

12 TYPE OF REPORTING PERSON*
         PN

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                            SCHEDULE 13G

CUSIP NO. 12487Q109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Investors Co. XV - I.D. # 13-3168394

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                         (b)[  ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF         5  SOLE VOTING POWER
SHARES                3,069,600 Shares
BENEFICIALLY      6  SHARED VOTING POWER
OWNED BY              -----
EACH              7  SOLE DISPOSITIVE POWER
REPORTING             3,069,600 Shares
PERSON WITH       8  SHARED DISPOSITIVE POWER
                      -----

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,069,600 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         12.5%

12 TYPE OF REPORTING PERSON*
         PN


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                                  SCHEDULE 13G

CUSIP NO. 12487Q109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Investors Co. 108 I.D. # 13-3661535

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                         (b)[  ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF         5  SOLE VOTING POWER
SHARES                300,954
BENEFICIALLY      6  SHARED VOTING POWER
OWNED BY              -----
EACH              7  SOLE DISPOSITIVE POWER
REPORTING             300,954 Shares
PERSON WITH       8  SHARED DISPOSITIVE POWER
                      -----

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         300,954 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         1.2%

12 TYPE OF REPORTING PERSON*
         PN


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Item 1.

(a) The name of the issuer is CCC Information Service Group Inc. (b) The principal executive office is located at 444 Merchandise Mart, Chicago, Illinois 60654.

Item 2.

(a) The name of the persons filing this Schedule 13G are: Loeb Investors Co. XIII Loeb Investors Co. XV Loeb Investors Co. 108

(b) The business address of each is 61 Broadway, New York, New York 10006.

(c) Each is a United States organization.

(d) Common Stock.

(e) The CUSIP number is 12487Q109.

Item 3.

N/A.

Item 4.  Ownership

(a) and (b) Shares of Common Stock were owned as of December 31, 1997:

         Loeb Investors Co. XIII              86,760            0.4%
         Loeb Investors Co. XV             3,069,600           12.5%
         Loeb Investors Co. 108              300,954            1.2%
                                    --------------------------------
                                          3,457,314            14.1%

The percentages are based on 24,577,910 shares reported by the Company outstanding as of December 31, 1997.

(c) Sole power to vote or direct the vote or to dispose or direct the disposition is held as indicated above in this item. Thomas L. Kempner is the managing partner of each partnership. Mr. Kempner owns directly 200,000 shares of Common Stock.


Item 5.  Ownership of Five Percent or Less of a Class.

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another.

No partner of the reporting partnerships has an indirect interest in shares of Common Stock which exceed 5% of the shares outstanding at December 31, 1997.

Item 7.  Identification and Classification of the Subsidiary.

 N/A

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Item 8.  Identification and Classification of Members of Group.

David M. Phillips, Loeb Investors Co. XV, Loeb Investors Co. XIII and Loeb Investors Co. 108 (collectively, the "Management Stockholders"), White River Ventures, Inc. ("White River") and the CCC Information Services Group Inc. (the "Issuer") entered into a Stockholders' Agreement dated June 16, 1994 pursuant to which the Management Stockholders and White River have agreed to certain provisions regarding the corporate governance of the Issuer, including the election of directors. The Stockholders' Agreement terminates upon the first to occur of (i) written agreement of the parties, (ii) the liquidation or dissolution of the Issuer, (iii) the Redemption Date, (as defined below) or (iv) June 16, 1999. From the date of the closing of the Offering (as defined therein) until the first day on which there are no shares of Series C, or Series D, or Series E Preferred Stock outstanding (the "Redemption Date") the following provisions are in effect, among other:

The Management Stockholders and White River shall take all actions necessary to cause the nomination and election to the board of directors (i) a number of persons (which shall not be less than two) designated by White River which the board of directors determines to be appropriate taking into account the aggregate voting power and economic interest of White River and its affiliates in the Issuer and (ii) three persons designated by a majority of shares of Common Stock held by the Management Stockholders. The number of directors shall be seven while the Stockholders' Agreement is in effect. The Management Stockholders and White River shall act to cause vacancies on the board of directors to be filled by successors designated by the stockholder group that designated the prior incumbent and shall not act to remove a director without the consent of the stockholder group that designated such director except after consultation with such stockholder group and after a determination that the director to be removed has breached his fiduciary duties to the Issuer.

In addition, the Management Stockholders and White River have agreed that, prior to the voluntary resignation from the board of directors, disability or death of David M. Phillips, a majority of the directors designated by the Management Stockholders, shall be delegated, to the extent permitted by applicable law, the authority of the board to determine the timing, price, and other terms of certain business combinations where the consideration to be received is cash, cash equivalents or publicly traded securities, subject to the fiduciary duties of the other directors and subject to the receipt of a fairness opinion from one of a list of specified investment banks. Following the voluntary resignation from the board of directors, death or disability of David M. Phillips, the Management Stockholders and White River have agreed to cause the directors respectively elected by them to approve certain business combinations recommended by the other party, subject to receipt of a fairness opinion and subject to the fiduciary duties of such directors.

The Management Stockholders and White River have also agreed that a majority of the directors designated by the Management Stockholders shall be delegated, to the extent permitted by applicable law and subject to the fiduciary duties of the other directors, the authority of the board of directors with respect to the timing, price, and other terms of each offering of Common Stock, provided, however, that the Issuer shall not consummate any such offering (i) unless the Issuer can demonstrate to the reasonable satisfaction of White River that after giving effect to such subsequent offering the Issuer would have funds legally available to redeem shares of the Redeemable Preferred stock in accordance with its terms and (ii) without the unanimous approval of the members of the board of directors in the event that David M. Phillips shall voluntarily resign from the board of directors, die, or become disabled.

As a result of the Stockholders' Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, (i) each member of the group would be deemed to own beneficially all shares held, in the aggregate, by all group members and (ii) the group would be deemed to own beneficially an aggregate of 12,930,008 shares of Common Stock, representing 51.9% of the Common Stock currently outstanding. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that such group exists. Pursuant to Rule 13d-4, the reporting person disclaims beneficial ownership of the Common Stock held by all other parties to the Stockholders' Agreement.

Item 9.  Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A.

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Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


February 12, 1998                          Loeb Investors Co. XIII
                                      By: /s/ Thomas L. Kempner
                                              Managing Partner



February 12, 1998                           Loeb Investors Co. XV
                                       By: /s/ Thomas L. Kempner
                                            Managing Partner


February 12, 1998                           Loeb Investors Co. 108
                                       By: /s/ Thomas L. Kempner
                                            Managing Partner